# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Essential Utilities, Inc., CIK 0000078128
CUSIP: 03836W103
Title of class of securities: Common Stock, par value $0.50 per share
Address of issuer's principal executive offices: 762 W. Lancaster Avenue, Bryn Mawr, Pennsylvania (PA), 19010
Date of event which requires filing of this statement: 06/03/2025
Amends the filing with accession number 0001104659-24-115896
Filed by CIK 0001283718
Persons authorized to receive notices and communications: Patrice Walch-Watson, Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, Ontario, Canada (Federal Level) (Z4), M5C 2W5, (416) 868-4075

## Reporting persons
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,661,095; sole dispositive power 0; shared dispositive power 11,661,095; aggregate amount beneficially owned 11,661,095 (4.16% of the class)
  Comment: Item 13 is calculated based on 280,337,601 shares of common stock, par value $0.50 per share (the "Common Stock") of Essential Utilities, Inc. (formerly known as Aqua America, Inc.), a Pennsylvania corporation (the "Issuer"), outstanding as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on May 12, 2025 (the "Form 10-Q").
- CPP Investment Board PMI-2 Inc. (CIK 0001563369): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,661,095; sole dispositive power 0; shared dispositive power 11,661,095; aggregate amount beneficially owned 11,661,095 (4.16% of the class)
  Comment: Item 13 is calculated based on 280,337,601 shares of Common Stock of the Issuer outstanding as of April 25, 2025, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.50 per share
Name of issuer: Essential Utilities, Inc.
Address of issuer's principal executive offices: 762 W. Lancaster Avenue, Bryn Mawr, Pennsylvania (PA), 19010
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the SEC on March 24, 2020, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on November 8, 2024 (as so amended and as further amended by this Amendment No. 2, the "Statement"), relating to the Common Stock of the Issuer. This Amendment No. 2 is being filed to disclose a reduction in the Reporting Persons' beneficial ownership of the Common Stock of the Issuer. Because the Reporting Persons no longer beneficially own greater than 5% of the Issuer's outstanding Common Stock, this Amendment No. 2 is the final amendment to the Statement and is an exit filing for the Reporting Persons.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Name of person filing:
The disclosure in the fourth and fifth paragraphs of Item 2 of the Statement is hereby replaced as follows:

In accordance with the provisions of General Instructions C to Schedule 13D, as of [*], 2025, information concerning the name, business address, principal occupation and citizenship of each executive officer, director and controlling person, as applicable, of the Reporting Persons (collectively, the "Covered Persons"), as required by Item 2 of Schedule 13D, is provided on Schedule 1 (attached as Exhibit 99.1 hereto) and is incorporated by reference herein.
Residence or business address: See Item 2(a) above, which is incorporated by reference herein.
Present principal occupation or employment: See Item 2(a) above, which is incorporated by reference herein.
Criminal convictions in the last five years: Neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above, which is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

The disclosure regarding the Block Sale in Item 4 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On June 3, 2025, the Reporting Persons sold an aggregate of 10,000,000 shares of Common Stock in an unregistered block sale transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, at a net price per share of $37.0081 (the "Block Sale").

The Block Sale was consummated as part of the Reporting Persons' normal course evaluation of their investment. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect to regularly review and consider alternative ways of maximizing their return on such investment. Subject to the Shareholders Agreement, market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional shares of Common Stock or dispose of shares of Common Stock in open market transactions, privately negotiated transactions or otherwise.

Subject to the Shareholders Agreement, market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional shares of Common Stock or dispose of shares of Common Stock in open market transactions, privately negotiated transactions or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated as follows:

See Items 7 to 11 and Item 13 on page 2 of this Schedule 13D.

The Reporting Persons beneficially own, and have shared voting power and shared dispositive power with respect to, [11,661,095] shares of the Common Stock, representing approximately [4.16]% of the outstanding Common Stock. Such percentage is calculated based on 280,337,601 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above, which is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as described in Item 3 above or elsewhere in this Schedule 13D, neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has effected any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to the Reporting Persons or, to the Reporting Persons' knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 3, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 List of Directors and Officers of Reporting Persons
Exhibit 99.2 Power of Attorney of Canada Pension Plan Investment Board

## Signatures
- Canada Pension Plan Investment Board: /s/ Kathryn Daniels, Kathryn Daniels / Managing Director, Head of Compliance (06/04/2025)
- CPP Investment Board PMI-2 Inc.: /s/ Pierre Abinakle, Pierre Abinakle / Secretary (06/04/2025)
Comment: Exhibit 99.2 Power of Attorney of Canada Pension Plan Investment Board